Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For June 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X    .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Mayne appoints Non-Executive Director

Exhibit 2 - Mayne Pharma provide strategic update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Timothy Paine
Name:	Timothy Paine
Title:	Company Secretary

Date: 4 July 2005

EXHIBIT 1

ASX and Media Release

28 June 2005

MAYNE APPOINTS NON-EXECUTIVE DIRECTOR

Mayne Group Limited (Mayne) today announced the appointment of Dr Nora Scheinkestel as a non-executive director of the company effective 1 July 2005.

Dr Scheinkestel is an experienced director with strong credentials in finance and corporate governance gained in both executive and non-executive capacities. She is currently a non-executive director of Newcrest Mining Limited, PaperlinX Limited, AMP Limited and AMP Capital Group, and is retiring from the Board of South East Water Limited which she currently chairs. Dr Scheinkestel is also an Associate Professor at the Melbourne Business School (Melbourne University) as well as a fellow of the Australian Institute of Company Directors.

She previously held positions with CRA Limited, Macquarie Bank, Chase AMP and Deutsche Bank where, as Head of Project Finance, she was responsible for the development and financing of major projects in Australasia and South East Asia. She currently consults to a range of clients offering advice in structured and project finance as well as assisting executive directors with the establishment of governance protocols and presenting regularly to business and scholastic audiences on corporate governance.

Dr Scheinkestel received the Centenary Medal in 2003 for service to Australian society in business leadership.

Speaking about this appointment, Mr Willcox said, “I am delighted that Dr Scheinkestel has agreed to join Mayne’s Board of Directors at an exciting time in the company’s evolution.”

“Dr Scheinkestel’s extensive experience in finance and corporate governance will be a valuable asset as we guide Mayne through the demerger process and lay the groundwork for the continued success of each of our businesses,” he said.

Dr Scheinkestel will stand for election at Mayne’s 2005 Annual General Meeting and it is expected that she will become a non-executive director of one of the demerged entities.

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 4 billion in its 2004 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists®, Chemmart® and The Medicine Shoppe®. Mayne Consumer Products is Australia’s leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channel with the following brands: Nature’s Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

EXHIBIT 1

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma’s products are marketed in more than 50 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma’s emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 407 335 907

EXHIBIT 2

ASX and Media Release

1 July 2005

MAYNE PHARMA PROVIDES STRATEGIC UPDATE

Mayne Group Limited (Mayne) is today providing a strategic update in relation to Mayne Pharma, its international generic and specialty pharmaceuticals business. In addition to advising that Mayne Pharma has recently completed a number of bolt-on acquisitions and other strategic arrangements in Europe to further enhance its business platform in that region, this announcement also provides an update regarding propofol and ondansetron for the US market.

In recent weeks, Mayne Pharma has completed a number of bolt-on acquisitions and strategic arrangements in Europe to reinforce its leading marketing and distribution position for generic, hospital pharmaceuticals in the region.

In Italy, Mayne has increased its existing presence by acquiring two generic pharmaceutical businesses specialising in the hospital segment: Biologici Italia Laboratories (Biologici) and PHT Pharma.

Mayne is buying the hospital sales and distribution capability of Biologici, a pharmaceutical company based in Milan that currently sells 28 acute care hospital injectable products across a broad range of therapeutic areas. Mayne has also acquired the marketing authorisations for three additional products that are expected to be approved for sale in Italy in the near future.

PHT Pharma is a Milan-based marketing and sales organisation whose product offering includes 11 generic, injectable and three generic, oral products that are sold into the hospital channel. Its product range is focused on cardiovascular, anaesthesiology and pain management and is complementary to both Mayne Pharma’s existing oncology (cancer) portfolio in Italy and that of Biologici.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said, “The Italian acquisitions build on Mayne Pharma’s existing strength in the European generic, hospital pharmaceutical market and are consistent with our stated strategy of bolt-on acquisitions to supplement organic development.”

According to IMS Health, growth in generic pharmaceutical sales in Italy was 20% in the 12 months to June 2004, compared to growth in branded pharmaceutical sales of 5% over the same period.

Mayne Pharma also recently broadened its strategic relationship with Ivax Corporation (Ivax) in Eastern and Western Europe. As part of this collaboration, Ivax will license and sell a range of Mayne’s generic, injectable products for markets in Central and Eastern Europe. Mayne Pharma will continue to manufacture the products and receive an ongoing revenue stream from Ivax based on product sales. In turn, Mayne Pharma reshaped its arrangement with Ivax for Paxene® in Western Europe so that it now has increased control over the marketing and supply of paclitaxel in the region.

Mr James said that he was very pleased to have established these product relationships with Ivax and looked forward to their continued strong relationship in the future.

EXHIBIT 2

“The arrangements with Ivax benefit both companies because they leverage each of our strengths to achieve an outcome that could not have been as efficiently or effectively delivered if we operated on our own.

“Paclitaxel in Europe has been a success story for Mayne. The recent changes to our arrangement with Ivax will give us more flexibility in implementing sales and marketing initiatives and this, combined with Mayne’s intimate knowledge of the Western European market, will provide further opportunity to expand Mayne’s paclitaxel sales and market share. Similarly Ivax’s detailed knowledge of and significant presence in Central and Eastern Europe will help expand Mayne’s product sales into these countries.”

Mayne Pharma is also announcing the acquisition of all of the shares of Onkoworks Gesellschaft für Herstellung und Vertrieb onkologischer Spezialpräparate GmbH (Onkoworks), a pharmaceutical company that focuses on the sale of generic, oncology products to specialist doctors operating in private practices across Germany. Mayne Pharma’s sales organisation is currently focused on the public hospital segment of the German market.

In regards to the Onkoworks acquisition, Mr James said, “The German generic pharmaceutical market is the largest in Europe and we have been investing significant time and effort to improve our presence in this key territory.

“Because direct sales to oncology specialists are usually based on long-standing personal relationships, this acquisition provides Mayne with a running start to access this important segment of the German market.

“This acquisition will also enable Onkoworks customers to simplify their purchasing activities by acquiring additional, important oncology drugs from Mayne Pharma’s product range, such as paclitaxel, pamidronate and carboplatin, that were not previously available through Onkoworks.”

In relation to the US business, Mayne Pharma advises that litigation is continuing over its Paragraph IV filing in relation to the anaesthetic product propofol. While the trial has now concluded, a decision may not be handed down for several months. Since it is common for an appeal process to follow such a judgement, it is unlikely that legal proceedings in relation to Mayne’s propofol filing would be concluded prior to June 2006. It is also likely that paediatric extension for ondansetron will make US sales of this product unlikely before late 2006.

Whilst none of the changes announced are individually significant to Mayne Pharma’s overall performance, in combination, they assist in meeting Mayne Pharma’s long term trend guidance of a business with the potential to sustain 15-20% average annual revenue growth with EBITA margins of 17-20% over time.

EXHIBIT 2

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 4 billion in its 2004 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists®, Chemmart® and The Medicine Shoppe®. Mayne Consumer Products is Australia’s leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channel with the following brands: Nature’s Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma’s products are marketed in more than 50 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma’s emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 407 335 907